                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                        -------------------------------

                          INSITUFORM MID-AMERICA, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  45766H 10 1
                                 (CUSIP Number)

                        --------------------------------

                              Howard Kailes, Esq.
                          Krugman, Chapnick & Grimshaw
                            Park 80 West - Plaza Two
                         Saddle Brook, New Jersey 07663
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                        -------------------------------

                                  May 23, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
                                                                       -----
Check the following box if a fee is being paid with the statement.

       X
     -----

(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45766H 10 1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Insituform Technologies, Inc.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*

     (a)
         -----
     (b)
         -----

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable

- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     -----

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

- --------------------------------------------------------------------------------
8    SHARED VOTING POWER

     -0-

- --------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

     -0-

- --------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

     -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           (see footnote 1)
     -----

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

     -0-

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

- ---------------
(1) On May 23, 1995, Insituform Technologies, Inc. ("ITI"), ITI Acquisition Corp., a wholly-owned subsidiary of ITI ("ITI Sub"), and Insituform Mid-America, Inc. ("IMA") executed an Agreement and Plan of Merger dated such date which provides for the acquisition of IMA by ITI through the merger into IMA of ITI Sub, as a result of which all shares of the class A common stock, $.01 par value (the "IMA Class A Common Stock"), of IMA would be cancelled and represent the right to receive 1.15 shares of the class A common stock, $.01 par value, of ITI. On May 23, 1995, there were outstanding 8,282,676 shares of IMA Class A Common Stock, in addition to 2,472,985 shares of the class B common stock, $.01 par value, of IMA (the holders of which have agreed to convert their shares into IMA Class A Common Stock on a share for share basis in connection with the Merger).

CUSIP NO. 45766H 10 1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ITI Acquisition Corp.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----
     (b)
         -----

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable

- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     -----

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

- --------------------------------------------------------------------------------
8    SHARED VOTING POWER

     -0-

- --------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

     -0-

- --------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

     -0-

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           (see footnote 1)
     -----

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------

- ---------------
(1) On May 23, 1995, ITI, ITI Sub and IMA executed an Agreement and Plan of Merger dated such date which provides for the acquisition of IMA by ITI through the merger into IMA of ITI Sub.

                             INTRODUCTORY STATEMENT
                             ----------------------

         On May 23, 1995, Insituform Technologies, Inc. ("ITI"), ITI Acquisition Corp., a wholly-owned subsidiary of ITI ("ITI Sub"), and Insituform Mid-America, Inc. ("IMA") executed an Agreement and Plan of Merger dated such date (the "Merger Agreement") which provides for the acquisition of IMA by ITI through the merger (the "Merger") into IMA of ITI Sub, as a result of which IMA would become a wholly-owned subsidiary of ITI. Pursuant to Reg. Section 240.13d-4 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the filing of this statement shall not be construed to mean that ITI is the beneficial owner, for purposes of Sections 13(d) or 13(g) under the Exchange Act, of any securities of IMA.

Item 1.  Security and Issuer.
         --------------------

         The securities to which this statement relates are shares of the class A common stock, $.01 par value (the "IMA Class A Common Stock"), of Insituform Mid-America, Inc., a Delaware corporation. The principal executive offices of IMA are located at 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

Item 2.  Identity and Background.
         ------------------------

         This statement is filed by ITI and its wholly-owned subsidiary, ITI Sub. ITI commercially exploits trenchless pipeline rehabilitation systems and technologies through direct installation activities, manufacture of materials and licensing to unaffiliated companies. ITI Sub was formed for purposes of effectuating the Merger. The principal business and offices of each of ITI and ITI Sub are located at 1770 Kirby Parkway-Suite 300, Memphis, Tennessee 38183. The names, citizenship, business or residence address and principal occupation of each executive officer and director of ITI and of ITI Sub is set forth in Annex 1 attached hereto, which information is incorporated herein by reference.

         During the last five years neither ITI, ITI Sub, nor, to the best of the knowledge of ITI and ITI Sub, any executive officer or director of ITI or ITI Sub identified on Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source of Funds.
         ----------------

         Not applicable.

Item 4.  Purpose of Transaction.
         -----------------------

         On May 23, 1995, ITI, ITI Sub and IMA executed the Merger Agreement, which provides for the acquisition of IMA by ITI through the Merger. A copy of the Merger Agreement and the press release announcing the execution of the Merger Agreement are attached hereto, respectively, as Exhibits B and C.

         Pursuant to the Merger, at the Effective Time (as defined in the Merger Agreement) holders of IMA Class A Common Stock will receive 1.15 shares of the class A common stock, $.01 par value (the "ITI Common Stock"), of ITI for each share of IMA Class A Common Stock held. Holders of class B common stock, $.01 par value (the "IMA Class B Common Stock"), of IMA have agreed to convert their shares into IMA Class A Common Stock on a share for share basis in connection with the transaction).

         In addition, at the Effective Time all options to acquire IMA Class A Common Stock which are outstanding at the Effective Time under IMA's Stock Option Plan will be assumed by ITI upon the same terms and conditions as contained under such plan, except that: (i) each such option will be exercisable for that number of shares of ITI Common Stock (rounded to the nearest whole share) into which the number of shares of IMA Class A Common Stock subject to such option immediately prior to the Effective Time would be convertible in the Merger if such shares were outstanding at the Effective Time, and (ii) the option price per share of ITI Common Stock shall be an amount obtained by dividing (x) the exercise price per share in effect on such date times the number of shares of IMA Class A Common Stock previously covered by such option, by (y) the number of shares of ITI Common Stock covered by the option as so assumed.

         Consummation of the Merger and the transactions contemplated by the Merger Agreement are subject to, among other things, approval by the stockholders of both ITI and IMA, registration under the Securities Act of 1933 of the shares of ITI Common Stock to be issued in the Merger, receipt of a legal opinion that the Merger will qualify as a tax-free reorganization, confirmation that the Merger will qualify for pooling-of-interests accounting treatment, expiration of the premerger notification period under the Hart-Scott-Rodino Act, and other customary conditions.

         Pursuant to the Merger Agreement, IMA has agreed to deliver to ITI, at or prior to closing thereunder, the resignation of each director and officer of IMA and each subsidiary requested by ITI. As a result of the consummation of the Merger, Jerome Kalishman, Robert Affholder and Alvin J. Siteman, all of whom are currently directors of IMA, would join the ten current directors on ITI's board. In addition, Mr. Kalishman, Chairman of the Board of IMA, would become Vice Chairman of the Board of ITI and would also be retained by ITI as a consultant, and Mr. Affholder, President of IMA, would enter into an employment agreement with ITI under which he would initially become chief operating officer of ITI's North American contracting operations.

         In addition, pursuant to the Merger Agreement IMA has agreed that following receipt of approval of the proposed transactions by ITI's and IMA's stockholders, IMA will effect restructurings of IMA's subsidiaries and transfers of the assets and liabilities of IMA and its subsidiaries that are requested by ITI; provided that, if so requested by IMA in connection with any particular transaction, ITI will agree, on a basis reasonably satisfactory to IMA, to indemnify IMA and its subsidiaries against any out-of-pocket costs and tax liabilities, arising out of such transaction if the transactions contemplated by the Merger Agreement are not consummated.

         The arrangements between ITI and IMA continue the previously announced moratorium on further assertion of any rights in dispute as a result of IMA's acquisition of the pipeline rehabilitation business of Enviroq Corporation in April 1995 without consent of ITI, except for certain procedural steps to preserve the respective rights of the parties. A copy of the arrangements (the "Litigation Agreement") between ITI and IMA supplementing their outstanding cooperation agreement and the Merger Agreement is attached hereto as Exhibit D.

         ITI presently plans to consummate the Merger after the occurrence of all conditions precedent and, pursuant to the Merger, to assume control of IMA. Subsequent to the consummation of the Merger, the IMA Class A Common Stock will cease to be publicly traded and will become eligible for termination of registration under the Exchange Act.

         Reference is hereby made to the full text of the Merger Agreement, the related press release and the Litigation Agreement filed as, respectively, Exhibit B, Exhibit C and Exhibit D hereto for further information with respect to the terms of the transactions contemplated thereby. Such text is hereby incorporated by reference in this statement and qualifies all matters set forth herein.

         Except as stated in response to this Item 4, neither ITI nor ITI Sub have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         As of June 1, 1995, excluding the effect of the Merger Agreement, neither ITI nor ITI Sub beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, any shares of IMA Class A Common Stock and, during the sixty days prior to the date of the

Merger Agreement, neither ITI nor ITI Sub effected any transactions in the IMA Class A Common Stock. As disclosed by such persons to ITI and ITI Sub, as of June 1, 1995, except as set forth on Annex 1, none of the executive officers or directors of either ITI or ITI Sub beneficially owned any shares of IMA Class A Common Stock nor, during the sixty days prior to the date of the Merger Agreement, did any such executive officer or director effect any transactions in the IMA Class A Common Stock.

Item 6.  Contracts, Arrangements, Undertakings or Relationships
         with Respect to Securities of the Issuer.
         ------------------------------------------------------

         As more fully described under Item 4 herein, on May 23, 1995 ITI and ITI Sub entered into the Merger Agreement with IMA. Among other provisions, the Merger Agreement states that, until the consummation of the Merger: (a) except as otherwise permitted, no change shall be made or proposed in the certificate of incorporation or by-laws, or any other organic instrument, of IMA or of any subsidiary of IMA; (b) neither IMA nor any subsidiary shall (i) issue, grant, sell or encumber any shares of its capital stock, (ii) issue, grant, sell or encumber any security, option, warrant, put, call, subscription or other right of any kind, fixed or contingent, that directly or indirectly calls for the acquisition, issuance, sale, pledge or other disposition of any shares of capital stock or other equity interests of IMA or any subsidiary, except as contemplated by the Merger Agreement (without limitation, including the grant of additional options covering up to 120,000 shares of IMA Class A Common Stock), (iii) enter into any agreement, commitment or understanding calling for any transaction referred to in clauses (i) or (ii) preceding, or
(iv) make any other changes in its equity capital structure except as contemplated by the Merger Agreement; and (c) neither IMA nor any subsidiary shall split, combine or reclassify any shares of its capital stock, (except for any payment of regular semi-annual cash dividends) declare, set aside or pay any dividend or other distribution (whether in cash, stock, securities, indebtedness, rights or property or any combination thereof) in respect of any shares of its capital stock or other equity interests, or redeem or otherwise acquire any shares of its capital stock or other equity interests.

         In connection with the Merger Agreement, ITI and IMA have entered into agreements, each dated May 23, 1995 (the "Conversion Letter Agreements"), with the holders of all of the outstanding shares of IMA Class B Common Stock. Pursuant to the Conversion Letter Agreements, such persons have agreed to convert, immediately prior to the consummation of the transactions contemplated by the Merger Agreement, each outstanding share of IMA Class B Common Stock beneficially owned by them, respectively, into one share of IMA Class A Common Stock in accordance with the terms of the IMA Class B Common Stock. Copies of the Conversion Letter Agreements are attached hereto as Exhibit E.

         In connection with the Merger Agreement, ITI and IMA obtained additional agreements, each dated May 23, 1995 (the "Pooling Letter Agreements"), from (i) Interstate Properties and its partners, Steven Roth, Russell B. Wight, Jr. and David Mandelbaum, and from Douglas K. Chick, Brian Chandler, Ringwood Limited, Barford Limited and Parkwood Limited, constituting the largest stockholders of ITI; (ii) each other director and executive officer of ITI; (ii) Jerome and Nancy Kalishman, individually and as trustees and/or tenants by the entirety, Xanadu Investments, L.P. and Robert W. Affholder, constituting the largest stockholders of IMA; and (iv) each other director and executive officer of IMA. Pursuant to the Pooling Letter Agreements, and subject to specified exceptions, such persons have agreed, among other things, not to transfer or dispose of any shares of ITI Common Stock, IMA Class A Common Stock of IMA Class B Common Stock owned by them, respectively,until the earlier of: (x) the termination of the Merger Agreement or (y) the date of the first publication of the operating results of ITI covering at least a 30-day period after the Merger has been consummated. Copies of the Pooling Letter Agreements are attached hereto as Exhibit F.

         In connection with execution of Pooling Letter Agreements by Interstate Properties and its partners, ITI and IMA confirmed that such agreements would not remain in effect if the Merger did not occur on or prior to January 31, 1996, and ITI committed that, at the request of Interstate Properties, it will use its best efforts to publish at the earliest practicable date following the Effective Time the operating results of ITI covering the first full calendar month after the Merger is consummated, consistent with the release by ITI of year-end results. Copies of such arrangements are attached hereto as Exhibit G.

         Except as stated in response to this Item 6, neither ITI nor ITI Sub, nor, to the best of the knowledge of ITI and ITI Sub, any of the executive officers or directors listed in Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of IMA, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit A   -    Agreement pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit B   -    Agreement and Plan of Merger dated as of May 23, 1995
                          among Insituform Technologies, Inc., ITI Acquisition
                          Corp. and Insituform Mid-America, Inc.

         Exhibit C   -    Joint Press Release dated May 24, 1995 of Insituform
                          Technologies, Inc., and Insituform Mid-America, Inc.

         Exhibit D   -    Litigation Agreement dated as of May 23, 1995 between
                          Insituform Technologies, Inc. and Insituform Mid-
                          America, Inc.

         Exhibit E   -    Conversion Letters, each dated May 23, 1995, relating
                          to the conversion of shares of IMA Class B Common
                          Stock entered into by Insituform Technologies, Inc.
                          and Insituform Mid-America, Inc. and each of the following: Robert W. Affholder, Thomas Kalishman,
                          Susan Kalishman, John Kalishman, James Kalishman and
                          Xanadu Investments, L.P.

         Exhibit F   -    Letter Agreements, each dated May 23, 1995, relating
                          to the non-disposition of capital stock of Insituform
                          Technologies, Inc. and Insituform Mid-America, Inc.
                          entered into by Insituform Technologies, Inc., and Insituform Mid-America, Inc. and each of the following: Paul A. Biddelman, Brian Chandler,
                          Douglas K.  Chick, William Gorham, Anthony W. Hooper,
                          James D. Krugman, David Mandelbaum, William A Martin,
                          R. William Pittman, Jean-Paul Richard, Steven Roth,
                          Silas Spengler, Raymond P. Toth, Sheldon Weinig,
                          Russell B. Wight, Jr., Interstate Properties,
                          Parkwood Limited, Ringwood Limited, Barford Limited,
                          Robert W. Affholder, Jerome Kalishman, Jerome
                          Kalishman and Nancy Kalishman, as tenants by the entirety, Jerome Kalishman as trustee of each of the Family Fund and Irrevocable Grandchildren's Trust,
                          Nancy Kalishman, Robert M.  Leopold, Lee M. Liberman,
                          Joseph F. Olson, Alvin J. Siteman, James L. Tadtman and Xanadu Investments, L.P.

         Exhibit G   -    Letters, each dated May 23, 1995, executed to
                          Interstate Properties by Insituform Technologies,
                          Inc. and Insituform Mid-America, Inc.

                                   SIGNATURE
                                   ---------


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1995                     INSITUFORM TECHNOLOGIES, INC.



                                        By s/William A. Martin
                                          --------------------------------------
                                           William A. Martin
                                           Senior Vice President


Dated: June 1, 1995                     ITI ACQUISITION CORP.



                                        By s/William A. Martin
                                          --------------------------------------
                                           William A. Martin
                                           Vice President

                                                                         Annex 1


                                                                                                           IMA Class A
                                                                                    Principal Occupation,  Common Stock
Name and Business or                                       Position                     Employee and       Beneficially
 Residence Address                    Citizenship          with ITI                 Address of Employer       Owned
- ---------------------                 -----------          --------                 ---------------------  ------------
James D. Krugman                      United States        Chairman of              Partner                     --
Krugman, Chapnick &                                         the Board               Krugman, Chapnick &
 Grimshaw                                                                            Grimshaw
Park 80 West -                                                                      Park 80 West -
 Plaza Two                                                                           Plaza Two
Saddle Brook, New                                                                   Saddle Brook, New
 Jersey 07663                                                                        Jersey 07663

Jean-Paul Richard                     United States        Director,                President and               --
Insituform Technologies,                                    President and            Chief Executive
 Inc.                                                       Chief Execu-             Officer
1770 Kirby Parkway                                          tive Officer            Insituform Technologies,
Suite 300                                                                            Inc.
Memphis, Tennessee                                                                  1770 Kirby Parkway
 38138                                                                              Suite 300
                                                                                    Memphis, Tennessee 38138

William A. Martin                     United States        Senior Vice              Senior Vice President       --
Insituform Technologies,                                    President,               President, Chief
 Inc.                                                       Chief                    Financial Officer
1770 Kirby Parkway                                          Financial               Insituform Technologies,
Suite 300                                                   Officer                  Inc.
Memphis, Tennessee                                                                  1770 Kirby Parkway
 38138                                                                              Suite 300
                                                                                    Memphis, Tennessee 38138

R. William Pittman                    United States        Senior Vice              Senior Vice President-      --
Insituform Technologies,                                    President-               Operations
 Inc.                                                       Operations              Insituform Technologies,
1770 Kirby Parkway                                                                   Inc.
Suite 300                                                                           1770 Kirby Parkway
Memphis, Tennessee                                                                  Suite 300
 38138                                                                              Memphis, Tennessee 38138

Anthony W. Hooper                     United States        Senior Vice              Senior Vice President-      --
Insituform Technologies,                                    President-               Marketing
 Inc.                                                       Marketing               Insituform Technologies,
1770 Kirby Parkway                                                                   Inc.
Suite 300                                                                           1770 Kirby Parkway
Memphis, Tennessee                                                                  Suite 300
 38138                                                                              Memphis, Tennessee 38138

Raymond P. Toth                       United States        Vice President-          Vice President-             --
Insituform Technologies,                                    Human                    Human Resources
 Inc.                                                       Resources               Insituform Technologies,
1770 Kirby Parkway                                                                   Inc.
Suite 300                                                                           1770 Kirby Parkway
Memphis, Tennessee                                                                  Suite 300
 38138                                                                              Memphis, Tennessee 38138

Paul Biddelman                        United States        Director                 Treasurer                   --
Hanseatic Corporation                                                               Hanseatic Corporation
450 Park Avenue                                                                     450 Park Avenue
Suite 2302                                                                          Suite 2302
New York, New York 10022                                                            New York, New York 10022

Brian Chandler                        United Kingdom        Director                Private investor            --
8933 St. Gallen 60
Steiermark, Austria

Douglas K. Chick                      United Kingdom        Director                Private investor            --
Bays Hill Cottage
Barnet Lane
Elstree, Hertfordshire
United Kingdom

William Gorham                        United States         Director                President                   9,000*
The Urban Institute                                                                 The Urban Institute
2100 M. Street, N.W.                                                                2100 M Street, N.W.
Washington, D.C. 20037                                                              Washington, D.C. 20037

Steven Roth                           United States         Director                General Partner             --
Interstate Properties                                                               Interstate Properties
Park 80 West - Plaza Two                                                            Park 80 West - Plaza Two
Saddle Brook, New Jersey                                                            Saddle Brook, New Jersey
New Jersey 07663                                                                     07663

Silas Spengler                        United States         Director                Principal                   --
Sullivan Associates                                                                 Sullivan Associates
230 Park Avenue                                                                     230 Park Avenue
Room 863                                                                            Room 863
New York, New York                                                                  New York, New York 10169
 10169

Sheldon Weinig                        United States         Director                Consultant                  --
Sony Engineering and                                                                Sony Engineering and
 Manufacturing of America                                                           Manufacturing of America
Materials Research Corp.                                                            Materials Research Corp.
560 Route 303                                                                       560 Route 303
Orangeburg, New York 10962                                                          Orangeburg, New York 10962

Russell B. Wight, Jr.                 United States         Director                General Partner             --
Interstate Properties                                                               Interstate Properties
Park 80 West - Plaza Two                                                            Park 80 West - Plaza Two
Saddle Brook, New Jersey                                                            Saddle Brook, New Jersey
 07663                                                                               07663

- -------------------------------
* Represents 4,000 shares held jointly with Gail Gorham, Mr. Gorham's wife, and 5,000 shares held by an employee benefit plan on behalf of Mr. Gorham.



     Messrs. Krugman, Richard and Martin are the sole directors of ITI Sub; and Messrs. Richard and Martin are, respectively, the President, and the Vice President and Secretary, of ITI Sub.

                               INDEX TO EXHIBITS

Exhibit A   -    Agreement pursuant to Rule
                 13d-1(f)(1)(iii)

Exhibit B   -    Agreement and Plan of Merger dated as of May 23, 1995 among
                 Insituform Technologies, Inc., ITI Acquisition Corp.  and
                 Insituform Mid-America, Inc.

Exhibit C   -    Joint Press Release dated May 24, 1995 of Insituform
                 Technologies, Inc. and Insituform Mid-America, Inc.

Exhibit D   -    Litigation Agreement dated as of May 23, 1995 between
                 Insituform Technologies, Inc. and Insituform Mid-America, Inc.

Exhibit E   -    Conversion Letters, each dated May 23, 1995, relating to the conversion of shares of IMA Class B Common Stock entered into by Insituform Technologies, Inc. and Insituform Mid-America,
                 Inc. and each of the following: Robert W. Affholder, Thomas
                 Kalishman, Susan Kalishman, John Kalishman, James Kalishman and Xanadu Investments, L.P.

Exhibit F   -    Letter Agreements, each dated May 23, 1995, relating to the non-disposition of capital stock of Insituform Technologies, Inc. and Insituform Mid-America, Inc. entered into by Insituform Technologies, Inc., and Insituform Mid-America,
                 Inc. and each of the following:  Paul A. Biddelman, Brian
                 Chandler, Douglas K. Chick, William Gorham, Anthony W. Hooper,
                 James D. Krugman, David Mandelbaum, William A Martin, R.
                 William Pittman, Jean-Paul Richard, Steven Roth, Silas
                 Spengler, Raymond P. Toth, Sheldon Weinig, Russell B. Wight,
                 Jr., Interstate Properties, Parkwood Limited, Ringwood
                 Limited, Barford Limited, Robert W. Affholder, Jerome
                 Kalishman, Jerome Kalishman and Nancy Kalishman, as tenants by the entirety, Jerome Kalishman as trustee of each of the Family Fund and Irrevocable Grandchildren's Trust, Nancy
                 Kalishman, Robert M. Leopold, Lee M. Liberman, Joseph F.
                 Olson, Alvin J. Siteman, James L. Tadtman and Xanadu
                 Investments, L.P.

Exhibit G   -    Letters, each dated May 23, 1995, executed to Interstate
                 Properties by Insituform Technologies, Inc. and Insituform
                 Mid-America, Inc.